


20170257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2017

Jared Goodman
PETA Foundation
jaredg@petaf.org

Re: SeaWorld Entertainment, Inc.
Incoming letter dated March 31, 2017

Dear Mr. Goodman:

This is in response to your letter dated March 31, 2017 concerning the shareholder proposal People for the Ethical Treatment of Animals submitted to SeaWorld. We also have received a letter from SeaWorld dated April 5, 2017. On March 30, 2017, we issued a no-action response expressing our informal view that SeaWorld could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of the Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Elizabeth M. Murphy
Associate Director, Legal

cc: Yafit Cohn
Simpson Thacher & Bartlett LLP
yafit.cohn@stblaw.com

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3815

E-MAIL ADDRESS
yafit.cohn@stblaw.com

VIA E-MAIL

April 5, 2017

Re: Response to Request for Reconsideration of Rule 14a-8 No-Action Letter Issued to SeaWorld Entertainment, Inc.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are writing on behalf of SeaWorld Entertainment, Inc. ("SeaWorld" or the "Company") in response to the March 31, 2017 letter of People for the Ethical Treatment of Animals (the "Proponent"), which requested that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission reconsider its position articulated in the Staff's letter to the undersigned, dated March 30, 2017 (the "No-Action Letter").

The No-Action Letter provided the Staff's position that the Proponent's shareholder proposal and supporting statement (collectively, the "Proposal") may be excluded from the proxy statement and form of proxy to be distributed by the Company in connection with its 2017 Annual Meeting of Stockholders in reliance on Rule 14a-8(i)(7), as relating to SeaWorld's ordinary business operations. The Company respectfully requests that the Staff either (a) deny the Proponent's request for reconsideration or (b) affirm its position as set forth in the No-Action Letter. In its request for reconsideration, the Proponent does not raise any relevant developments since the Staff's issuance of the No-Action Letter one day earlier that would merit reexamination by the Staff. The Proponent's request presents neither intervening changes in the law nor new facts that could have any bearing on the Staff's decision. Rather, the Proponent's letter merely repeats legal arguments previously made in the Proponent's original and supplemental letters to the Staff, dated February 15 and March 17, 2017, respectively. To the extent the Proponent's request for reconsideration adds additional detail to previously made arguments, such additions could have been presented in the extensive correspondence with the Staff during the months prior to the issuance of the No-Action Letter.

Given that the Proponent had the opportunity to explore fully all issues potentially relevant to the Proposal and in light of the fact that there have been no relevant intervening developments since the issuance of the No-Action Letter, the Company is of the view that the Proponent does not present a basis for reconsideration of the Staff's No-Action Letter.

If you have any questions or would like any additional information, please do not hesitate to contact the undersigned at (212) 455-3815 or Yafit.Cohn@stblaw.com.

Sincerely,



Yafit Cohn

Enclosures

cc: G. Anthony Taylor, SeaWorld Entertainment, Inc.
Carlos Clark, SeaWorld Entertainment, Inc.
Igor Fert, Simpson Thacher & Bartlett LLP
Sara Britt, PETA Corporate Affairs
Jared S. Goodman, PETA Foundation

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

March 31, 2017

Via e-mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
shareholderproposals@sec.gov

Re: Request for Reconsideration and Commission Review of Proposal Submitted to SeaWorld Entertainment, Inc. by People for the Ethical Treatment of Animals

Dear Sir or Madam:

I am writing on behalf of People for the Ethical Treatment of Animals (PETA) regarding the Staff's issuance of a no-action letter to SeaWorld Entertainment, Inc. ("SeaWorld" or the "Company") allowing the Company to exclude PETA's shareholder resolution and supporting statement ("Proposal") from its proxy materials in reliance on Rule 14a-8(i)(7).

We respectfully request reconsideration or, in the alternative, that the highly novel matter be presented to the Commission for its consideration pursuant to 17 CFR § 202.1(d), in light of the Proposal's focus on a significant social policy issue that transcends the Company's ordinary business decisions—as evidenced by, among other things, widespread public debate, enacted state legislation, and even federal legislation proposed and public polling released since PETA's last correspondence to the Commission on March 15—and that shareholders are in a position to make an informed judgment on the matter.

A. The Proposal Involves a Significant Social Policy Issue and Cannot Be Excluded Under Rule 14a-8(i)(7).

A company may rely on Rule 14a-8(i)(7) to exclude a proposal only where that proposal relates to the company's ordinary business operations—those matters that are "mundane in nature and do not involve any substantial policy" considerations. Release No. 34-12999 (Dec. 3, 1976). Proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release No. 34-40018 (May 21, 1998).

Recently, in Staff Legal Bulletin ("SLB") No. 14H, the agency provided further guidance on the significant policy exception following the Third Circuit's decision in *Trinity Wall St. v. Wal-Mart Stores, Inc.*, 792 F.3d 323 (3d Cir.), *cert. dismissed*, 136 S. Ct. 499 (2015). The Commission specifically rejected the majority's interpretation of the exception as requiring a two-part test: (1) the proposal must focus on a significant policy issue; (2) the significant policy issue must "transcend" ordinary business by being "divorced from how a company approaches the nitty-gritty of its core business." SLB No. 14H (citing *Trinity*, 792 F.3d at 347). The Commission

PETA FOUNDATION IS AN OPERATING NAME OF FOUNDATION TO SUPPORT ANIMAL PROTECTION.

AFFILIATES:
- PETA U.S.
- PETA Asia
- PETA India
- PETA France
- PETA Australia
- PETA Germany
- PETA Netherlands
- PETA Foundation (U.K.)

reasoned that "a proposal's focus [is not] separate and distinct from whether a proposal transcends a company's ordinary business," but instead:

> [P]roposals focusing on a significant policy issue are not excludable under the ordinary business exception "*because* the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business."

Id. (citing Release No. 34-40018).

"[T]he presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" SLB No. 14A (July 12, 2002). As described, in PETA's previous correspondence, SeaWorld's captive orca displays have become the subject of intense public debate, and also of state legislation, proposed federal legislation, and other regulatory efforts. Additionally:

- Orca Responsibility and Care Advancement (ORCA) Act of 2017: On Thursday, March 16, U.S. Rep Adam B. Schiff introduced legislation that would amend the federal Animal Welfare Act to ban the breeding of orcas held for exhibition, and amend the Marine Mammal Protection Act to prohibit the capture and import or export of orcas for public display. This bill, which was introduced with fifteen co-sponsors, was amended from the proposed ORCA Act of 2015 expressly to allow orcas to be imported or exported to be sent to sanctuaries.

- Public Support for Sanctuaries: According to a newly-released poll conducted by market-research firm Lincoln Park Strategies and which questioned 1,000 adults nationwide, 68 percent of parents—the park's key demographic—said that they would be "more likely" to visit SeaWorld if the orcas were moved to seaside sanctuaries. Additionally, 62 percent of previous visitors said they would be more likely to visit SeaWorld if the orcas were moved to sanctuaries.

- Poor Performance: As noted previously, in 2014, the park lost nearly 1 million visitors, and in 2015, SeaWorld San Diego was the worst performing major theme park in the world. In 2016, the Company's yearly results just revealed last month, attendance and revenue dropped yet again, and the company had a net loss of $12.5 million for the year.

Accordingly, the Proposal focuses on a significant social policy issue, transcends day-to-day business matters, and raises a policy issue so significant that it is appropriate for a shareholder vote.

B. The Proposal Is Not Too Complex for a Shareholder Vote

"[A] proposal concerning the ordinary business operations of a company that implicates a significant policy issue is only excludable under Rule 14a–8(i)(7) if it 'seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.'" *See, e.g., Apache Corp. v. N.Y. City Employees' Ret. Sys.*, 621 F. Supp. 2d 444, 451 (S.D. Tex. 2008) (quoting Release No. 34-40018).

While the Staff issued SeaWorld a no-action letter on this basis, the Proposal calls for no such "micromanaging." As SeaWorld acknowledges, "a determination to transfer orcas raised in a zoological setting to open waters" would be a "momentous decision." (Reply at 8.) It is a single, widely-supported, significant step for the welfare of the orcas. To find that this “momentous decision” is an “ordinary business operation” would be to allow the “policy considerations” on which Rule 14a-8(i)(7) is based to be interpreted inconsistently with the plain language of the rule itself.

Moreover, SeaWorld alleges that the Proposal is too complex because its policies involve considerations of several factors—“animal well-being, safety, resource availability and cost, labor efficiency, transportation, and regulatory compliance”—just as any significant business decision for any company would. *See, e.g., The Gillette Co.* (Jan. 16, 1996) (denying Rule 14a-8(i)(7) no-action request regarding proposal to eliminate animal tests); *Denny’s Corporation* (Mar. 22, 2007), *Outback Steakhouse, Inc*. (Mar. 6, 2006), *Hormel Foods Corp*. (Nov. 10, 2005), and *Wendy's International, Inc*. (Feb. 8, 2005) (all denying Rule 14a-8(i)(7) no-action requests regarding proposals focusing on the implementation of controlled-atmosphere killing by poultry suppliers); *Wyeth* (Feb. 8, 2005) (denying Rule 14a-8(i)(7) no-action request for proposal to discontinue promotion of pharmaceutical products pending further review and adopt protections for mares used in their production). Surely, the focus of the Proposal is no more complex than “the economic and safety considerations attendant to nuclear power plants,” which the agency has stated “are of such magnitude that a determination whether to construct one is not an ‘ordinary’ business matter.” Release No. 12999.

Likewise, in opposition to the Proposal, SeaWorld alleges a parade of horribles with absolutely no support—from fabricated violations of the Animal Welfare Act and the inapplicable Marine Mammal Protection Act, to bare allegations from its own corporate staff that SeaWorld facilities are the best environments in which to hold the orcas exploited for their billion-dollar business. SeaWorld cannot rely on speculation and manufactured legal issues to overcome the fact that the public record includes vast quantities of information regarding the suffering and death of orcas in its tanks, and that transfer to a seaside sanctuary would provide these highly intelligent, complex, apex predators with an opportunity for relief from those conditions and to finally thrive.

For the reasons stated herein and in our previous correspondence, SeaWorld has failed to meet its burden of establishing that it may exclude the Proposal as dealing with the company’s “ordinary business operations.” We respectfully request that the Staff inform the company that it may not exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(7).

Thank you.

Very truly yours,



Jared Goodman
Director of Animal Law
JaredG@petaf.org
(323) 210-2266

cc: Yafit Cohn, Simpson Thatcher & Bartlett LLP